Form 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10KSB [ ] Form 20F [ ] Form 11K [x] Form 10QSB [ ] Form N-SAR

for Period Ended: September 30, 2002

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Goolu Inc.

Former Name if Applicable:	Not applicable

Address of Principal Executive	8th Floor, No. 28 Sec 3 Roosevelt Road
office (Street and Number):

City, State and Zip Code:	Taipei, Taiwan, R.O.C.

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expanse and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]     (b) The subject Form 10-QSB, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and

[ ]      (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Preparation of quarterly financial statement by Registrant’s accountant delayed due to Registrant’s inability to assemble and submit information in time.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Carl R. Jonsson – (604) 640-6357
(2)

     Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                                                      [x] Yes                      [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                                                                                       [ ] Yes                      [x] No

      Goolu Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2002	By:	/s/ Carl R. Jonsson

Carl R. Jonsson, Lawyer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.